Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on February 16, 2022.

Momentive Urges Stockholders to Vote “FOR” the Transaction with Zendesk

Board Unanimously Determined that Zendesk Transaction Maximizes Value for Momentive Stockholders

ISS Recommends that Momentive Shareholders Vote in Favor of the Combination on the WHITE Proxy Card

SAN MATEO, Calif. – February 16, 2022 – Momentive Global (NASDAQ: MNTV), an agile experience management company, today sent a letter urging stockholders to vote “FOR” all proposals relating to the proposed transaction with Zendesk, Inc. (NYSE: ZEN) at the upcoming Special Meeting of Stockholders (the “Special Meeting”) on February 25, 2022.

The Momentive Board of Directors undertook a comprehensive review process prior to determining that the transaction with Zendesk was the most valuable path for Momentive stockholders. Leading proxy advisory firm Institutional Shareholder Services (“ISS”) also recommended Momentive stockholders vote on the WHITE proxy card “FOR” the proposed transaction with Zendesk.

The full text of the letter that was mailed to shareholders is as follows:

Dear Fellow Momentive Stockholder:

Momentive’s Special Meeting of Stockholders (the “Special Meeting”) on February 25th is rapidly approaching. You have the opportunity to vote for the proposed combination with Zendesk, which the Momentive Board of Directors unanimously believes is the best path forward for Momentive and will create significant and compelling value for Momentive stockholders.

But don’t just take the Momentive Board’s word for it – as announced on February 11, leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) has also recommended that Momentive stockholders vote “FOR” the transaction with Zendesk.

ISS Supports the Momentive Board’s Recommendation to Vote “FOR” the

Value-Enhancing Transaction with Zendesk Today

There are numerous reasons why stockholders should support Momentive’s transaction with Zendesk. Among the most compelling are:

✓

Momentive stockholders will own approximately 22% of a faster-growing, more profitable company with greater revenue scale: Customer intelligence is more important than ever, and together, Zendesk and Momentive are uniquely suited to deliver a highly differentiated platform that no other software vendor currently provides. The combined company is expected to serve a $165 billion addressable market by 2025 and generate revenue at a 27% compound annual growth rate from 2021 to 2025.[1] Additionally, the combined company is expected to generate $4.6 billion in revenue and achieve 14-16% non-GAAP operating margin by 2025.[1] Put simply, in becoming part of a larger combined organization, Momentive expects to generate higher revenue growth at a significantly larger revenue scale with greater profitability, delivering many compelling financial benefits that it would otherwise not be able to achieve on its own.

[1]	Based on Zendesk management projections.

✓

The transaction delivers compelling value to Momentive stockholders: The transaction structure provides upside participation for Momentive stockholders. The exchange ratio of 0.225 represents a greater than 30% premium to Momentive’s one-month, three-month, and one-year unaffected historical exchange ratios.[2] Furthermore, as supported by discounted cash flow valuation analyses by Momentive’s independent financial advisors, the intrinsic valuation of the transaction represents more than $35 per share, providing Momentive stockholders with an attractive 22% premium compared to the intrinsic valuation of its standalone plan.[3]

✓

The Momentive Board undertook a comprehensive review of strategic alternatives through a process designed to enhance stockholder value: In arriving at the transaction with Zendesk, the Momentive Board created a strategic committee of three independent Board members to oversee the process and provide recommendations to the full Board. The process led to engagement with 18 potential acquirors, three written proposals, and multiple price increases from multiple parties. Ultimately, the Board was unanimous in support of a transaction with Zendesk – the highest price with the highest intrinsic value for Momentive stockholders.

Vote on the WHITE Proxy Card to Participate in the Upside Potential of

the Combined Company

Join ISS in supporting Momentive’s transformational proposed transaction with Zendesk. Please take a moment to vote “FOR” the proposals set forth on the enclosed WHITE proxy card today – by internet, telephone toll-free or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, our proxy solicitor, by calling toll-free at (877) 825-8772 (from the U.S. and Canada) or (212) 750-5833 (from other locations).

Thank you for your continued support of Momentive.

Sincerely,

The Momentive Board of Directors

[2]	Based on the unaffected historical exchange ratio of Momentive and Zendesk over the periods referenced in the last year preceding October 6, 2021.
[3]

Intrinsic value represents discounted cash flow value prepared by Momentive’s independent financial advisors in connection with the Momentive Board of Directors’ approval of the transaction. Please refer to the Company’s proxy statements on file with the SEC for more important information on the financial projections and risks considered by the Board of Directors, and the financial analysis used by Momentive’s financial advisors.

About Momentive

Momentive (NASDAQ: MNTV—formerly SurveyMonkey) is a leader in agile experience management, delivering powerful, purpose-built solutions that bring together the best parts of humanity and technology to redefine AI. Momentive products, including GetFeedback, SurveyMonkey, and Momentive brand and market insights solutions, empower decision-makers at 345,000 organizations worldwide to shape exceptional experiences. More than 20 million active users rely on Momentive to fuel market insights, brand insights, employee experience, customer experience, and product experience. Ultimately, the company’s vision is to raise the bar for human experiences by amplifying individual voices. Learn more at momentive.ai.

Forward-Looking Statements

This communication may contain forward-looking statements, including about the completion of the proposed acquisition of Momentive by Zendesk (the “Transaction”), the financial outlook, growth, products and strategy of Momentive and the combined company following the Transaction and the potential synergies and other benefits of the Transaction. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the Transaction are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction are not obtained; current or future litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the occurrence or timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; adverse effects of failing to consummate or terminating the Transaction on Momentive’s and Zendesk’s businesses; difficulties and delays in integrating Momentive’s and Zendesk’s businesses following the Transaction; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021. Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The registration statement was declared effective on January 7, 2022 and the definitive joint proxy statement/prospectus was sent to Zendesk stockholders and Momentive stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT / PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Katie Miserany

Momentive Communications

pr@momentive.ai

Gary J. Fuges, CFA

Momentive Investor Relations

investors@momentive.ai